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18 MARCH 1998




                              INCREASED CASH OFFER

                                       by

                           Goldman Sachs International

                                  on behalf of

                             PacifiCorp Acquisitions

                                       for

                              The Energy Group PLC

    PacifiCorp Highlights Regulatory Risks Of Texas Bid For The Energy Group


In a statement issued today, PacifiCorp Acquisitions has raised several issues which it believes should concern UK regulatory authorities who are currently considering the Texas Utilities bid for The Energy Group:

     - Texas has indicated it intends to issue up to $2.8 billion of equity and equity related instruments over the next 18 months. There is no certainty that Texas will be able to achieve this, both because of the sheer scale of such an offering and because of the market risks in the intervening period. In the absence of such equity offerings, there is a risk that Texas' credit rating may be downgraded. By contrast, PacifiCorp has sold $2 billion of assets and does not need to issue further equity.

     - Texas has estimated its potential stranded costs as US electricity markets are deregulated at up to $10.4 billion in relation to its Comanche peak nuclear facility (which formed 44% of its assets as of 31 December 1996) and other assets. If these costs materialise, this would have a significant financial impact upon Texas which in turn could bring considerable pressure on Eastern's financial health. In contrast, PacifiCorp's stranded costs position has been reviewed by the MMC and not found to be significant.

     - Texas' bid has no apparent industrial logic, and indeed the idea to acquire The Energy Group and sell Peabody to a third party was brought to Texas by its bankers Lehman Brothers. Although Eastern Electricity will help provide a crutch against any US electricity regulatory risks, it is not apparent that Texas brings anything to benefit Eastern. By contrast, PacifiCorp will integrate Peabody into its operations to form a global vertically integrated energy company, and will bring particular skills in coal-fired power generation to Eastern.

     - Margaret Beckett's established position on bids for RECs has continued to be that they should be referred primarily on competition grounds, but as she stated on clearing the PacifiCorp bid on 19 December 1997 "where as part of a wider public interest scrutiny, important regulatory issues are raised, I may decide that a reference is warranted". PacifiCorp notes that its own bid was referred under this policy and firmly believes that Texas' bid should be subject to the same scrutiny.

Commenting on these issues today, Richard O'Brien, Chief Financial Officer of PacifiCorp, said: "It is clear to us that the Texas bid raises issues about strategic rationale, financial strength and customer benefits which should be urgently reviewed by the UK regulatory authorities. PacifiCorp has undergone the most detailed scrutiny of these issues by the MMC and has passed those tests. Our cash offer is free of such regulatory risks".


Enquiries:
PacifiCorp - 0171 457 2345/001 503 731 2123
Richard O'Brien/Angela Hult
Goldman Sachs International - 0171 774 4652
Meyrick Cox
Gavin Anderson - 0171 457 2345
Howard Lee

TEXAS UTILITIES BID FOR THE ENERGY GROUP

1.   BACKGROUND

Texas Utilities Company ("Texas") has bid for The Energy Group at a small premium (2.44%) to PacifiCorp. Although this is, by this small margin, a higher bid, there are still uncertainties facing the Texas bid which PacifiCorp does not face.

Texas has still to hear from Margaret Beckett that its bid will not be referred to the Monopolies and Mergers Commission for an in-depth review. Such a reference will lead to Texas' bid lapsing and a four to five month delay before Texas would be in a position to decide whether to bid again. PacifiCorp's bid has, by contrast, already been reviewed and cleared by the MMC and Margaret Beckett.

In looking at a reference of Texas' bid to the MMC a key question arises. Why might Margaret Beckett make another reference of a utility bid to the MMC, PacifiCorp's bid already having been cleared?

2.   TEXAS BID RAISES DIFFERENT ISSUES

PacifiCorp's bid was scrutinised by OFFER and OFT and in detail by the MMC. The focus of the MMC's concerns was on the financial issues and PacifiCorp was required to produce a financial model based on a number of adverse contingencies relevant to PacifiCorp and PacifiCorp's bid financing. The MMC was interested in the impact on gearing, cash flows and credit risk. PacifiCorp passed the MMC's stress test.

The MMC did not have to consider whether stranded costs impacted adversely on the model as this is not a significant risk for PacifiCorp. Neither did it have to concern itself about PacifiCorp's ability to make its $1.4 billion net cash contribution to the financing as this cash was generated from asset sales during the MMC reference. Nor did the MMC consider the consequences of The Energy Group's acquiror having 44% of the assets invested in a large nuclear facility. These are new issues which raise different regulatory concerns. Texas has a very large portion of its assets invested in the Comanche Peak nuclear facility.

Texas has an unquantifiable but potentially substantial stranded cost problem. It also plans subsequent to the acquisition of The Energy Group and subject to market conditions at the relevant time, to issue up to approximately $2.8 billion of equity or equity equivalents. Approximately $1.5 billion is to be raised by the issue of common stock over a period of up to 18 months following the acquisition. The balance will be made up by issues of preference and convertible securities.

An adverse outcome for Texas on either stranded costs or these equity and equity equivalent issues could have a significant effect on gearing, cash flow and credit ratings which could impact adversely on Eastern Electricity from a regulatory point of view. These matters require detailed scrutiny. OFFER has conducted a 10 day consultation. There is a limit to how much inquiry it can do in this period. The MMC would have 3 months to inquire in depth into this and other public interest aspects of Texas' ownership of Eastern Electricity.

Texas, with its different risks, should be subject to stress testing by the MMC in the same way as PacifiCorp.

3.   PUBLIC INTEREST ISSUES IN A TEXAS BID

     3.1  New Financial Risks for the Regulators.

          Texas' bid poses two new financial risks which UK regulators, including the MMC, have not yet addressed in detail:

          3.1.1 Stranded Costs.

               These are costs incurred by Texas in investing in power plant and power sources which will become uneconomic in a deregulated and competitive US electricity market. Initiatives to bring forward deregulation of US electricity markets are under discussion.

               Tom Baker, President of the Electric Services Division of Texas Electric, has said in evidence to a sub-committee of the Texas House of Representatives:(1)

               "Potential stranded costs is probably the most critical and complex issue to be resolved as electric industry restructuring is considered".

               "unless stranded costs are fully recovered, some customers and investors will be treated unfairly and some companies may be needlessly forced to bankruptcy".

               The risks in stranded costs are potentially very large for Texas. Different sources provide different estimates:

               SIZE OF RISK                SOURCES                                        DATE
               Up to $10.4 billion         Texas Utilities(2)                             1998

               $8.42 billion               Resource Data International(3)                 1997

               Up to $7.7 billion          Public Utilities Commission of Texas(4)        1997

               $5.424 billion              Moody's Investor Service(5)                    1996


Each of these estimates is based on different assumptions. PacifiCorp cannot itself identify Texas' stranded costs. The estimates above suggest they may be significant. Moody's estimate that stranded costs represent 94.6% of Texas' equity.(6) At such a level, they would significantly change Texas' gearing and could have an adverse impact on Texas' credit rating. They would also increase the financial pressure on Texas' cash resources and profit earning potential. All of these could adversely affect Eastern Electricity and its customers.

          3.1.2 ISSUE OF EQUITY TO REPLACE DEBT BRIDGE FINANCING

               Texas has stated that it intends to issue up to $2.8 billion (7) of further equity, over a period of up to 18 months. Erle Nye reported to analysts that:

               "...we do not expect to acquire this property with a balanced capital structure and we have a full debt commitment to cover the full transaction at the outset to bridge it. But we would expect to sell common stock of Texas Utilities or otherwise place it in the market to stablise and balance the capital structure to our usual more conservative basis." (8)

               Approximately $1.5 billion is to be issued as common stock and the balance as preference and convertible securities. Pending issue of this equity Texas is utilising debt finance for the bid.

          There is no certainty that Texas will be able to achieve this:

          - an issue of $1.5 billion of ordinary shares in this sector is unprecedented in the US. The largest such issue to date is $515 million by Duke Power in 1994.(9)

          - US practice is, unlike the UK, not to underwrite such issues up front, thus exposing Texas to market risk right up until closing of the issue.

          - there is a risk that over the next 18 months the financial markets may move against Texas, and ultimately Eastern, and make such a large issue only possible at a substantial discount, or conceivably even impossible to launch.

          - an issue of this size may in any event put further pressure on Texas' share price.

Until the issuance of the equity/equity equivalents the bid will be 100% debt financed, unlike PacifiCorp's. Failure to achieve this may adversely impact on Texas' credit ratings (which currently stand at BBB/Baa3).(10) This will likely have a knock on impact on Eastern Electricity's own credit standing which is a significant regulatory issue.

PacifiCorp cannot say whether any such risk will materialise. PacifiCorp's view is that it is, however, too large a risk to be left open without either an in depth investigation of the acceptability of the risk by the MMC or a requirement on Texas to issue the equity before its bid goes unconditional. PacifiCorp has already removed any uncertainty over its cash contribution by completing its asset disposal programme which has raised almost $2 billion.

     3.2  TEXAS' ASSET CONCENTRATION RISK

          Comanche Peak nuclear power plants represented 44% of Texas' assets at 31 December 1996.(11) This has implications for Texas' risk profile. An adverse event, such as the 19 month outage at Texas' MOSES lignite-fired power plant found by Texas authorities to be caused by Texas' imprudence (12), would, if such an event happened at Comanche Peak, be a significant event which could impact adversely on Texas. The MMC did not investigate a situation where the bidder has such a large proportion of its assets invested in a single facility.

     3.3  NO APPARENT INDUSTRIAL LOGIC

          Texas wants to acquire The Energy Group purely for Eastern Electricity. The acquisition comes not from its own initiative but from an approach by US bankers, Lehman, who knew that Lehman Merchant wanted to buy Peabody.(13) Texas consequently plans to sell Peabody to Lehman Merchant. Although Easter electricity will help provide a crutch against any US electricity regulatory risks, it is not apparent that Texas brings anything to benefit Eastern Electricity, Eastern's customers or Eastern's work force. Conversely, Eastern is of significant benefit to Texas.

          John Bridgeman, Director General of Fair Trading, has stated that:(14)

          "There should be an underlying industrial logic in the transaction" and that he regards this as an "important public interest criterion".

          Concerns on this led him to recommend a reference of North West Water's bid for Norweb.

          The lack of industrial logic in Texas' bid should lead to the same conclusion.

          PacifiCorp, by contrast, will integrate Peabody and Eastern into its operations and together PacifiCorp and The Energy Group will form a global vertically integrated energy company. Both PacifiCorp and The Energy Group have a similar vision of their integrated strategies. PacifiCorp brings particular skills in coal, coal procurement and coal-fired power generation which will benefit Eastern Electricity's generation portfolio.

4.   GOVERNMENT POLICY

     Prior to the election last year Margaret Beckett's established position on bids for RECs was that each should be referred case by case to the MMC for thorough scrutiny. Her stated policy since the election in relation to mergers generally is that they should be referred primarily on competition grounds. This does not preclude references of bids for RECs or other utility bids, as the PacifiCorp reference made clear. Indeed in her statement clearing the PacifiCorp bid in December 1997 Margaret Beckett stated that:

     "Where as part of a wider public interest scrutiny, important regulatory issues are raised, I may decide that a reference is warranted. In the event that there are such further mergers, I shall consider each on its merits in the light of the DGFT's advice".

     There is no reason to believe the overall approach has changed.


FOOTNOTES
(1) Testimony of Tom Baker (President, Electric Service Division, Texas Utilities Electric Company) before the House Commerce Sub-committee on Energy & Power, Dallas, Texas on 9 May 1997
(2) Special Report of Texas Utilities Electric Company to the Public Utility Commission of
(3) Texas updating the Commission Project No. 1500 ECOM Estimates filed 23 February 1998
(4)  As reported in Electric Utility Week 10 March 1997
(5) As reported in management's discussion and analysis of financial condition and results of operations contained in Texas' Form 8-K SEC filing dated 26 February 1998
(6) Report entitled "Moody's Calculates Little Change in Potential Stranded Investment", December 1996
(7)  See footnote 5
(8)  Announcement by Texas dated 16 March 1998
(9)  Texas Analyst Conference Call, 2 March 1998
(10) Securities Data Corporation
(11) Standard & Poor's / Moody's Investor Service
(12) Texas 10-K for the year ended 31 December 1996 / Goldman Sachs' Research 31 December 1997
(13) Order of Public Utility Commission of Texas dated 26 August 1997
(14) Texas Offer Document date 10 March 1998, Page VIII - 84
(15) Speech to the European Policy Forum by John Bridgeman, 30 January 1996